UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 16, 2016

uniQure N.V.

Dan Soland, Chief Executive Officer

Meibergdreef 61

Amsterdam 1105 BA, the Netherlands; Tel: +31 20 566 7394

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

All resolutions proposed at the 2016 Annual General Meeting of Shareholders (“AGM”) of uniQure N.V. (“uniQure”) held on Wednesday, June 15, 2016 have been passed.  The total number of ordinary shares eligible to vote at the AGM was 25,007,834, with one vote per ordinary share.

The shareholders of uniQure voted on the following:

Agenda Item 4 - To adopt the 2015 annual accounts and treatment of the results

Regarding the proposal to adopt the annual accounts for the financial year 2015, 13,881,224 votes cast in favor, 15,535 votes cast against, and 5,825 votes abstained.

Agenda Item 5 - To discharge the liability of the Management Board

Regarding the proposal to grant discharge to the members of the Management Board for the management and conducted policy during the financial year 2015, 13,861,572 votes cast in favor, 40,584 votes cast against, and 428 votes abstained.

Agenda Item 6 - To discharge the liability of the Supervisory Board

Regarding the proposal to grant discharge to the members of the Supervisory Board for their supervision of the policies of the Management Board and the general course of affairs of the Company and its affiliated business during the financial year 2015, 13,859,220 votes cast in favor, 43,044 votes cast against, and 320 votes abstained.

Agenda Item 7 - To reappoint PwC as auditor of the Company for the 2016 financial year

Regarding the proposal to reappoint PricewaterhouseCoopers Accountants N.V. as the external auditor charged with the auditing of the Annual Accounts for the financial year 2016, 13,897,714 votes cast in favor, 4,600 votes cast against, and 270 votes abstained.

Agenda Item 8 - To amend the Articles of Association to effect a one tier board structure

Regarding the proposal to amend the Articles of Association to change the Company’s governance structure from a two-tier structure to a one-tier structure, 13,883,684 votes cast in favor, 17,880 votes cast against, and 1,020 votes abstained.

Agenda Item 9a - To appoint Mr. Soland as executive director

Subject to the approval of Agenda Item 8, regarding the proposal to appoint Mr. Soland as executive director in the one-tier board for a term ending at the end of the 2020 AGM, 11,738,965 votes cast in favor, 2,162,499 votes cast against, and 1,120 votes abstained.

Agenda Item 9b - To appoint Mr. Kapusta as executive director

Subject to the approval of Agenda Item 8, regarding the proposal to appoint Mr. Kapusta as executive director in the one-tier board for a term ending at the end of the 2019 AGM, 11,728,540 votes cast in favor, 2,172,924 votes cast against, and 1,120 votes abstained.

Agenda Item 9c - To appoint Dr. van Deventer as non-executive director

Subject to the approval of Agenda Item 8, regarding the proposal to appoint Dr. van Deventer as non-executive director in the one-tier board for a term ending at the end of the 2020 AGM, 11,675,603 votes cast in favor, 2,225,256 votes cast against, and 1,725 votes abstained.

Agenda Item 9d - To appoint Ms. Soteropoulos as non-executive director

Subject to the approval of Agenda Item 8, regarding the proposal to appoint Ms. Soteropoulos as non-executive director in the one-tier board for a term ending at the end of the 2017 AGM, 13,545,054 votes cast in favor, 356,400 votes cast against, and 1,130 votes abstained.

Agenda Item 9e — To appoint Dr. Schaffer as non-executive director

Subject to the approval of Agenda Item 8, regarding the proposal to appoint Dr. Schaffer as non-executive director in the one-tier board for a term ending at the end of the 2020 AGM, 13,081,115 votes cast in favor, 820,349 votes cast against, and 1,120 votes abstained.

Agenda Item 9f - To appoint Mr. Lewis as non-executive director

Subject to the approval of Agenda Item 8, regarding the proposal to appoint Mr. Lewis as non-executive director in the one-tier board for a term ending at the end of the 2017 AGM, 13,548,179 votes cast in favor, 356,280 votes cast against, and 1,125 votes abstained.

Agenda Item 9g - To appoint Mr. Astley-Sparke as non-executive director

Subject to the approval of Agenda Item 8, regarding the proposal to appoint Mr. Astley-Sprake as non-executive director in the one-tier board for a term ending at the end of the 2018 AGM, 11,736,630 votes cast in favor, 2,164,229 votes cast against, and 1,725 votes abstained.

Agenda Item 9h - To appoint Mr. Kaye as non-executive director

Subject to the approval of Agenda Item 8, regarding the proposal to appoint Mr. Kaye as non-executive director in the one-tier board for a term ending at the end of the 2020 AGM, 13,375,911 votes cast in favor, 525,543 votes cast against, and 1,130 votes abstained.

Agenda Item 10 - Amendment of the Remuneration Policy

Subject to the approval of Agenda Item 8, regarding the proposed amendment to the remuneration policy, 11,096,449 votes cast in favor, 2,803,217 votes cast against, and 2,918 votes abstained.

Agenda Item 11a - Grant of options to Mr. Kapusta

Regarding the proposal to approve the grant to Mr. Kapusta of an option to purchase up to 100,000 ordinary shares of the Company under the Restated 2014 Plan, 12,734,746 votes cast in favor, 1,166,940 votes cast against, and 898 votes abstained.

Agenda Item 11b - Grant of options to Mr. Soland

Regarding the proposal to approve the grant to Mr. Soland of an option to purchase up to 800,000 ordinary shares of the Company, 12,737,131 votes cast in favor, 1,164,525 votes cast against, and 928 votes abstained.

Agenda Item 11c - Grant of options to Mr. Astley-Sparke

Regarding the proposal to approve the grant to Mr. Astley-Sparke of an option to purchase up to 10,000 ordinary shares of the Company, 12,743,270 votes cast in favor, 1,158,386 votes cast against, and 928 votes abstained.

Agenda Item 12 - To designate the Board as the competent body to issue ordinary shares and options and to limit or exclude preemptive rights

Subject to the approval of Agenda Item 8, regarding the proposal to designate the Board as the competent body to issue ordinary shares and to grant rights to subscribe for ordinary shares for a term of 18 months with effect from the date of the 2016 AGM and to limit or exclude pre-emptive rights in connection therewith, 13,050,550 votes cast in favor, 850,406 votes cast against, and 1,628 votes abstained.

Agenda Item 13a - Amendment of the Amended and Restated 2014 Share Incentive Plan

Subject to the approval of Agenda Item 8, regarding the proposal to amend the Restated 2014 Share Incentive Plan, 12,420,148 votes cast in favor, 1,481,136 votes cast against, and 1,300 votes abstained.

Agenda Item 13b — To designate the Board as the competent body to issue ordinary shares and options and to limit or exclude preemptive rights under the Restated 2014 Plan

Subject to the approval of Agenda Item 8, regarding the proposal to designate the Board as the competent body to issue ordinary shares and to grant rights to subscribe for ordinary shares under the Restated 2014 Plan for the duration of the Restated 2014 Plan and to limit or exclude pre-emption rights in connection therewith, 12,176,562 votes cast in favor, 1,724,224 votes cast against, and 1,798 votes abstained.

Agenda Item 14 — To authorise the Board to repurchase ordinary shares

Subject to the approval of Agenda Item 8, regarding the proposal to authorize the Board to acquire the Company’s own fully paid-up ordinary shares up to a maximum of 10% of the issued share capital of the Company, 13,894,189 votes cast in favor, 8,145 votes cast against, and 250 votes abstained.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIQURE N.V.

Date: June 16, 2016	By:	/S/ MATTHEW KAPUSTA
Matthew Kapusta
Chief Financial Officer